Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-254987

Prospectus Supplement No. 6

(To Prospectus dated August 19, 2021)

OUSTER, INC.

This prospectus supplement updates, amends and supplements the prospectus dated August 19, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-254987). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with information on Ouster, Inc.’s unaudited fourth quarter and full year 2021 financial results, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Ouster, Inc.’s common stock and warrants are listed on the New York Stock Exchange under the symbols “OUST” and “OUST WS.” On February 15, 2022, the closing price of our common stock was $3.22 and the closing price of our warrants was $0.63.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 16, 2022.

OUSTER, INC.

CONSOLIDATED BALANCE SHEETS

(unaudited)

(in thousands)

	December 31
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$182,644	$11,362
Restricted cash, current	977	276
Accounts receivable, net	10,723	2,327
Inventory	7,448	4,817
Prepaid expenses and other current assets	5,566	2,441

Total current assets	207,358	21,223

Property and equipment, net	10,054	9,731
Operating lease, right-of-use assets	15,156	11,071
Goodwill	51,076	—
Intangible assets, net	22,652	—
Restricted cash, non-current	1,035	1,004
Other non-current assets	371	3,385

Total assets	$307,702	$46,414

Liabilities, redeemable convertible preferred stock and stockholder’s deficit
Current liabilities:
Accounts payable	$4,863	$6,894
Accrued and other current liabilities	14,173	4,121
Short-term debt	—	7,130
Operating lease liability, current portion	3,067	2,772

Total current liabilities	22,103	20,917

Operating lease liability, long term portion	16,208	11,908
Warrant liabilities	7,626	49,293
Other non-current liabilities	1,065	978

Total liabilities	47,002	83,096

Commitments and contingencies

Redeemable convertible preferred stock	—	39,225

Stockholders’ equity (deficit):
Common stock	17	—
Additional paid-in capital	564,045	133,468
Accumulated deficit	(303,356)	(209,375)
Accumulated other comprehensive loss	(6)	—

Total stockholder’s equity (deficit)	260,700	(75,907)

Total liabilities, redeemable convertible preferred stock, and stockholder’s deficit	$307,702	$46,414

OUSTER, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(unaudited)

(in thousands, except share and per share data)

	Three Months Ended Dec 31,		Year Ended December 31,
	2021	2020	2021	2020
Revenue
Product revenue	$11,852	$6,362	$33,578	$16,886
Service revenue	—	14	—	2,018

Total revenue	11,852	6,376	33,578	18,904

Cost of revenue
Cost of product	8,280	4,403	24,492	17,365
Cost of services	—	—	—	26

Total cost of revenue	8,280	4,403	24,492	17,391

Gross profit	3,572	1,973	9,086	1,513

Operating expenses:
Research and development	15,003	4,289	34,579	23,317
Sales and marketing	7,481	2,693	22,258	8,998
General and administrative	15,782	9,104	51,959	20,960

Total operating expenses	38,266	16,086	108,796	53,275

Loss from operations	(34,694)	(14,113)	(99,710)	(51,762)

Other (expense) income:
Interest income	166	—	471	24
Interest expense	—	(321)	(504)	(2,517)
Other income (expense), net	3,390	(42,351)	2,968	(52,150)

Total other expense, net	3,556	(42,672)	2,935	(54,643)

Loss before income taxes	(31,138)	(56,785)	(96,775)	(106,405)
Provision for (benefit from) income taxes	(2,794)	375	(2,794)	375

Net loss	(28,344)	(57,160)	(93,981)	(106,780)

Other comprehensive loss
Foreign currency translation adjustments	(6)	—	(6)	—
Total comprehensive loss	(28,350)	(57,160)	(93,987)	(106,780)
Net loss per common share, basic	$(0.17)	$(2.37)	$(0.70)	$(5.98)
Weighted-average common shares outstanding, basic	165,853,915	24,130,953	133,917,571	17,858,976

OUSTER, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

	For The Years Ended December 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(93,981)	$(106,780)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,477	3,718
Stock-based compensation	25,363	12,057
Deferred income taxes	(2,477)	—
Change in right-of-use asset	2,180	1,887
Interest expense on notes and convertible debt	36	1,030
Amortization of debt issuance costs and debt discount	250	258
Change in fair value of warrant liabilities	(2,947)	48,440
Change in fair value of derivative liability	—	5,308
Gain on extinguishment of tranche right liability	—	(1,610)
Provision for doubtful accounts	379	67
Inventory write down	808	797
Changes in operating assets and liabilities:
Accounts receivable	(8,007)	(1,457)
Inventory	(3,440)	(3,146)
Prepaid expenses and other assets	854	(1,442)
Accounts payable	(2,442)	144
Accrued and other liabilities	9,060	(417)
Operating lease liability	(1,670)	(971)

Net cash used in operating activities	(70,557)	(42,117)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(4,283)	(3,509)
Acquisition, net of cash acquired	(10,946)	—

Net cash used in investing activities	(15,229)	(3,509)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the merger and private offering	291,442	—
Payment of offering costs	(27,124)	—
Repayment of debt	(7,000)	(3,000)
Proceeds from issuance of promissory notes to related parties	5,000	—
Repayment of promissory notes to related parties	(5,000)	—
Repurchase of common stock	(45)	—
Proceeds from exercise of stock options	526	1,337
Proceeds from exercise of warrants	1	—
Proceeds from issuance of redeemable convertible preferred stock, net off issuance cost of $265	—	41,526

Net cash provided by financing activities	257,800	39,863

Net increase (decrease) in cash, cash equivalents and restricted cash	172,014	(5,763)
Cash, cash equivalents and restricted cash at beginning of period	12,642	18,405

Cash, cash equivalents and restricted cash at end of period	$184,656	$12,642

OUSTER, INC.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(unaudited)

(in thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
GAAP net loss	$(28,344)	$(57,160)	$(93,981)	$(106,780)
Interest expense (income), net	(166)	321	33	2,493
Other expense (income), net	(3,390)	42,351	(2,968)	52,150
Stock-based compensation(1)	6,805	4,166	25,363	12,057
Income taxes	(2,794)	375	(2,794)	375

Non-GAAP operating loss	(27,889)	(9,947)	(74,347)	(39,705)
Depreciation and amortization expense	2,049	1,013	5,477	3,718
Non-recurring acquisition expense	1,535	—	1,535	—

Adjusted EBITDA	$(24,306)	$(8,934)	$(67,336)	$(35,987)

(1) Stock-based compensation for the three months ended December 31, 2021, in cost of revenue, research and development, sales and marketing and general administrative expenses were $0.2 million, $2.9 million, $1.1 million and $2.6 million, respectively, and $0.1 million, $0.9 million, $0.2 million and $3 million, respectively, for the same period in the prior year. Stock-based compensation for the year ended December 31, 2021, in cost of revenue, research and development, sales and marketing and general administrative expenses were $0.7 million, $7.3 million, $3.8 million and $13.6 million, respectively, and $0.7 million, $6 million, $0.7 million and $4.7 million, respectively, for the same period in the prior year.

Non-GAAP Financial Measures

In addition to its results determined in accordance with generally accepted accounting principles in the United States (“GAAP”), Ouster believes the non-GAAP measure of Adjusted EBITDA is useful in evaluating its operating performance. Ouster calculates Adjusted EBITDA as net loss excluding interest expense (income), net, other expense (income), net, stock-based compensation expense, depreciation and amortization and non-recurring acquisition related expenses. Ouster believes that Adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance and may be helpful in comparison with other companies, some of which use similar non-GAAP information to supplement their GAAP results. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies.